Exhibit 10.8

July 9, 2014

Mr. Timothy W. Sullivan

Address on file with the Company

VIA EMAIL

Dear Tim:

It was great to catch up with you yesterday in Milwaukee and remember some of our history together at Bucyrus as well as learn about your remarkable achievements in the time frame after American Industrial Partners sold its shares in 2004. The magnitude of your Bucyrus accomplishments is astounding – there are very few comparable successes anywhere in corporate America.

As discussed, American Industrial Partners has established another portfolio company, Allied Specialty Vehicles, Inc. (“ASV” or the “Company”), where we are confident your abilities can create $800 million to $1.0 billion of shareholder value over a 36 month period by successfully deploying the same strategic thinking, hands on commercial decision making, and best-in-class organization building that delivered such remarkable performance at Bucyrus. Dino, John and I, along with the entire American Industrial Partners team, understand and appreciate your unique skills, perseverance, and strength of character and believe that you also view us as helpful and supportive past partners in both good times and bad. Life is short and we want to spend our time achieving extraordinary success with people we very much like. You are ideal to lead ASV as its end markets accelerate with the recovery of municipal and discretionary consumer spending and as we prepare for a public exit of a rapidly improving business.

For these reasons, American Industrial Partners is pleased to offer you the position of Chief Executive Officer (CEO) of our largest portfolio company, ASV, a $1.7 billion revenue business with market leading positions in each of the North American ambulance, specialty bus, terminal truck, fire truck, and recreational vehicle (“RV”) markets. ASV operates 14 manufacturing facilities throughout the United States and currently employs approximately 4,500 people. A number of investment banks including: Goldman Sachs, Morgan Stanley, and R.W. Baird have informed us that they believe that ASV will be a highly attractive public offering with a strong natural base of institutional investors at any time we are prepared to begin valuing our shares. Comparable public companies such as: Winnebago (WGO), Thor Industries (THO), New Flyer (NFI.TO), Oshkosh (OSK), and Rosenbauer (ROS.VI) earn high single digit EBITDA margins and are publicly traded at enterprise values around 10x EBITDA. American Industrial Partners assembled ASV in a time series of nine distinct transactions, many of which were accomplished during the Great Recession at distressed valuations. While we have built earnings to an estimated $80 million in fiscal year ending October 31, 2014, we believe earnings can double with the Company achieving 8% to 10% EBITDA margins as municipal and consumer discretionary end markets continue to build momentum and the Company further strengthens its cost leadership position and accomplishes the next stage of its integration and rationalization of its channels, products, and pricing policies. Based on the valuation of public comparables, a doubling of Company margins to 8% to 10% would create $800 million to $1.0 billion of additional shareholder value.

330 MADISON AVENUE | 28TH FLOOR | NEW YORK, NY 10017 | (212) 627-2360 | WWW.AMERICANINDUSTRIAL.COM

While the judgments will be yours to make as CEO, in the near term, we believe the top priorities of ASV would likely be:

1.	Establishing the vision, metrics, proper organizational structure, priorities, and compensation plans across all functional areas of the Company

2.	Recruiting additional top talent to fill out a best-in-class management team at the business segment level (e.g. Fire & Emergency, Commercial, and RV)

3.	Driving both product rationalization and new product innovation to enable the most profitable portfolio offering

4.	Analyzing and optimizing sales channels and pricing policies to support continued share gains while at the same time avoiding dilutive intercompany competition that currently exists among ASV’s channel partners within its product offerings

5.	Driving commercial and administrative efficiencies by centralizing functions where appropriate (e.g., product management, engineering, procurement, finance...) and creating a “one Company” business model that competes with scale rather than a confederation of independent market actors

6.	Accelerating the realization of procurement synergies across the Company’s $1 billion annual buy

7.	Fostering an environment that stimulates open communication and engenders a team spirit in solving problems and identifying and capturing new business opportunities

8.	Identifying and assisting with the purchase and integration of targeted acquisitions and preparing the Company for a highly successful public exit

9.	Laying the groundwork for international expansions in the many global markets with similar chassis specifications to those that prevail in the United States

We have constructed our proposed offer as a true partnership with you as CEO in the targeted investment outcome of ASV. More specifically, we have constructed a CEO equity option package that can be worth up to $25 million in an operating scenario where ASV attains 10% EBITDA margins on current revenue only and we are able to value our ownership interests at the EBITDA multiple currently prevailing in public markets. While no co-investment is required, you would be free to invest up to $5 million in ASV common equity alongside American Industrial Partners. We believe we and you can make more than 5x our money on the ASV investment – a result that is in fact conservative in the context of all other American Industrial Partners portfolio company exits in the American Industrial Partners fund that owns ASV where our multiples of invested capital have ranged from 5.4x to 9.1x our money (see Annex A). Finally, we have established a traditional salary and bonus structure that should provide for $1.5 million of current annual cash compensation assuming budget attainment.

•	Start Date: August 5, 2014

•	Base Salary: $800,000, payable based on normal Company payroll practices during the terms of your employment

•	Target Annual Bonus: Actual annual bonus payable will be based on Company performance with a target bonus percentage of 100% of base salary based on full attainment of annual goals, but with uncapped upside upon outperformance of annual goals

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•	Primary Locations: You will be self-directed in determining your working location with primary focus being 1) Company sales offices 2) Company’s key customers 3) the Company’s 14 manufacturing facilities across the United States. Given the Company’s broadly distributed markets, significant domestic travel will be involved and we would expect that you would determine an optimal approach to managing your operating locations over time. Given that the Company is a buildup of a time series of acquisitions, there is not a lot of permanent corporate infrastructure and we believe that the Company’s headquarters, such as it is, could be easily relocated from Orlando, FL to Milwaukee, WI without meaningful disruption to any key constituencies if you determined that to be advisable.

•	Equity: Participation in ASV’s management option pool with 15,500 management options (worth $25 million at AIP’s targeted investment outcome), which represents approximately 25% of the total management option pool. Equity participation will be subject to the more specific terms of our standard Management Option Agreement and Shareholder Agreement – the same we used in Bucyrus.

•	Co-invest: Ability but not the necessity to co-invest alongside American Industrial Partners up to $5 million in the same securities owned by American Industrial Partners based on FMV as of your start date.

•	Employment arrangement would be “at will”

A summary description of the value of your equity options in various EBITDA scenarios at exit is described in the table below:

	$125M M		$150M M		$170M M
	EBITDA		EBITDA		EBITDA
EBITDA Multiple	10.0	x	10.0	x	10.0	x
Implied Enterprise Value	$1,250.0		$1,500.0		$1,700.0
Less: Net Debt	(262.5)		(255.0)		(249.0)
Less: Sale Expenses	(15.0)		(15.0)		(15.0)
Plus Option Proceeds	17.6		17.6		17.6

Implied Equity Value	$990.1		$1,247.6		$1,453.6
Common Shares (in thousands)	721.0		721.0		721.0
Price Per Common Share	$1,373.1		$1,730.2		$2,015.9
Tim Sullivan Options	15,500		15,500		15,500
Strike price per Options	$405.0		$405.0		$405.0

Value of Sullivan Options (in millions)	$15.0		$20.5		$25.0

By accepting this offer of employment, you acknowledge and agree that, in the course of your employment with ASV, you shall become familiar with ASV’s trade secrets and with other proprietary and/or confidential information (as defined below) concerning ASV and that your services shall be of special, unique, and extraordinary value to ASV. Accordingly, you acknowledge and agree that any information obtained by you while affiliated with ASV concerning the business or affairs of ASV are the

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property of ASV. You further recognize and acknowledge that the business matters and affairs of ASV, including, but not limited to, its client data, formulae, processes, research and development, marketing or promotional information and the methods thereof, trade secrets including any intellectual property, trademarks, copyrights and patents, whether registered or unregistered, software, work product, the methods of business operation of ASV, and the names and contact information of its clients and customers (collectively “Confidential Information”) are valuable and confidential, and that the unauthorized disclosure of such Confidential Information may irreparably damage ASV. Therefore, you agree that you shall not disclose to any unauthorized person or use for your own account any Confidential Information, unless and to the extent that such Confidential Information is authorized by ASV for disclosure in writing or becomes generally known to and available for use by the public other than as a result of your unauthorized acts or omissions to act. You further agree that you shall deliver to ASV at any time it may request, or in the event of employment separation, all memoranda, notes, plans, records, reports, computer discs and software, and other documents, data (and copies thereof) or physical items relating to the Confidential Information, or the business or property of ASV, which you may then possess or have under your control.

We are absolutely delighted at the prospect of renewing an extraordinary, tried and true partnership between you and American Industrial Partners – the most valuable affiliation with a CEO that American Industrial Partners has had in the 25 year history of our firm notwithstanding our consistently achieving best-in-class investment performance within the broader private equity industry across our entire portfolio for the past decade (see Annex A). While the American Industrial Partners fund that owns ASV (Fund IV) will achieve extraordinary investment performance even with an ordinary outcome at ASV, we believe that ASV has the potential to be the largest dollar gain of any investment in the 25 year history of American Industrial Partners. If you agree to the terms of this offer, please indicate by signing below and then returning to me by email over the course of this month of July.

Kim Marvin

Allied Specialty Vehicles, Inc. – Director

kim@americanindustrial.com

(212) 627-2360 ext 209

By signing below, you acknowledge that this document contains a complete list of material terms of your employment. You also acknowledge that ASV may, within its reasonable discretion, modify specific terms and conditions of your employment as necessary.

Sincerely,

/s/ Kim Marvin

Kim Marvin

Partner

American Industrial Partners

I hereby accept employment on the conditions set forth in this letter.

/s/ Timothy W. Sullivan
Timothy W. Sullivan

8/6/14
Date

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